Exhibit 99.1

SECURITY HOLDINGS OF THE PARTICIPANTS

The following table sets forth certain information with respect to the beneficial ownership of the common stock of Wheeler Real Estate Investment Trust (the "Company") as of October 17, 2019 by each director and the executive officers of the Company.

	Number of Shares Beneficially Owned		Percentage of All Shares(1)
David Kelly	30,219		*
Andrew Franklin	4,882		*
Matthew Reddy	3,690		*
Carl B. McGowan, Jr.	58,673		*
Jeff Zwerdling	139,387	(2)	1.44%
Andrew Jones	555,143	(3)	5.73%
Stewart Brown	57,807		*
John McAuliffe	17,474		*
All directors and executive officers as a group
(8 persons)	867,275		8.95%

*    Less than 1.0%

(1)
Based upon 9,693,271 shares of common stock outstanding on October 17, 2019. In addition, amounts for individuals assume that all Series B and D convertible preferred stock held by the individual are converted into common stock.

(2)
Includes 98,454 shares of common stock, 14,000 shares of Series B convertible preferred stock convertible into 8,750 shares of common stock, and 5,000 shares of Series D convertible preferred stock convertible into 7,370 shares of common stock. In addition, includes 17,938 shares of common stock, 11,000 shares of Series B convertible preferred stock convertible into 6,875 shares of common stock, which are held by a trust in which Mr. Zwerdling serves as co-trustee and has voting and investing authority over the shares.

(3)
Includes 493,656 shares of common stock, 47,435 shares of Series B convertible preferred stock convertible into 29,647 shares of common stock and 21,600 shares of Series D convertible preferred stock convertible into 31,840 shares of common stock. Of these securities Mr. Jones owns 48,572 shares of common stock and 2,100 shares of Series B preferred stock personally and the remaining shares are held by various investment partnerships, funds and managed accounts, in which NS Advisors, LLC (“NS Advisors”) serves as the investment manager. Mr. Jones is the managing partners of NS Advisors and has sole voting and investment authority over the shares.